UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku

Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Amendments to Material Agreements

As previously disclosed on a Report of Foreign private Issuer on Form 6-K furnished to the Securities and Exchange Commission on July 18, 2025, Linkage Global Inc (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with an accredited investor (the “Investor”). Pursuant to the Purchase Agreement, the Company agreed to sell, and the Investor agreed to purchase, a new series of senior unsecured convertible notes of the Company, in the aggregate original principal amount of up to $30,000,000. The transactions contemplated under the Purchase Agreement (the “Transactions”) closed on July 17, 2025 (“Closing”). Upon Closing, the Company issued a senior unsecured convertible note in the principal amount of $3,500,000 (the “Initial Note”). In connection with the Transactions, the Company and the Investor also entered on the same date into a registration rights agreement (the “Registration Rights Agreement”).

On October 6, 2025, the Company and the Investor entered into a First Amendment to the Initial Note (the “Amendment to the Note”) and into a First Amendment to the Registration Rights Agreement (the “Amendment to the Registration Rights Agreement”).

The Amendment to the Note, among other things, (i) removed the sections and terms in the Initial Note under which the Floor Price, as defined in the Initial Note, could have been adjusted to an “Adjusted Floor Price”, as was defined in the Initial Note, and (ii) Changed the “Alternate Conversion Price” definition such that the Alternate Conversion Price will be defined as the lower of (i) the applicable Conversion Price then in effect and (ii) the greater of (x) the Floor Price then in effect and (y) 90% of the lowest VWAP of the Ordinary Shares during the ten (10) consecutive Trading Day period ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice.

The Amendment to the Registration Rights Agreement, among other things, (i) extended the deadline for effectiveness of the Initial Registration Statement, as defined in the Registration Rights Agreement, to 120 calendar days after the Closing and (ii) removed the option that the Required Registration Amount, as was defined in the Registration Rights Agreement, will be calculated using the Adjusted Floor Price, as was defined in the Initial Note.

The foregoing description of the Amendment to the Note and the Amendment to the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the text of such documents, which are filed as Exhibit 10.1 and 10.2 hereto and which is incorporated herein by reference

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of First Amendment to Senior Unsecured Convertible Note
10.2	Form of First Amendment to Registration Rights Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2025	Linkage Global Inc

	By:	/s/ Yang (Angela) Wang
	Name:	Yang (Angela) Wang
	Title:	Chief Executive Officer

3